Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Honeyfund.com, Inc.
2519 N McMullen Booth Rd. STE 510-260
Clearwater, FL 33761
https://www.honeyfund.com/

Up to $1,069,999.56 in Common Stock at $0.92
Minimum Target Amount: $9,999.48

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Honeyfund.com, Inc.
Address: 2519 N McMullen Booth Rd. STE 510-260, Clearwater, FL 33761
State of Incorporation: FL
Date Incorporated: March 16, 2009

Terms:

Equity

Offering Minimum: $9,999.48 | 10,869 shares of Common Stock
Offering Maximum: $1,069,999.56 | 1,163,043 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.92
Minimum Investment Amount (per investor): $138.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the

Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 25% bonus shares.

Super Early Bird Bonus

Invest within the first 5 days and receive 15% bonus shares.

Early Bird Bonus

Invest within the first 14 days and receive 10% bonus shares.

Amount-Based:

$500 | Free Honeyfund Elite Account

For couples getting married, get our full Elite suite of design tools, password protection, and more. We'll upgrade your Honeyfund account free of charge.

$1,000 | 30-min Honeyfund Vacation Consultation & Bonus Shares

Lower tier perks + Receive a 30-minute consultation with a Honeyfund member success expert. They will help you design your perfect vacation (even during Covid-19!) and locate the best available deals to book. They'll even guide you through designing a Honeyfund page to help fund the trip. Receive 5% in bonus shares.

$2,500 | 60-min Vacation Consultation & Bonus Shares

Lower tier perks + Receive a 60-minute consultation with a Honeyfund member success expert. They will help you design your perfect vacation (even during Covid-19!) and locate the best available deals to book. They'll even guide you through designing a Honeyfund page to help fund the trip. Receive 5% in bonus shares.

$5,000 | Honeyfund Swag Box & Bonus Shares

Lower tier perks + Receive a box full of Honeyfund goodies: A Honeyfund t-shirt, a

Hydro Flask insulated water bottle, and a "popup" style cell phone handle. Receive 10% in bonus shares.

$10,000 | One-hour Zoom Business Coaching with Sara Margulis & Bonus Shares

Lower tier perks + Do you have a business idea that you need help getting off the ground? Spend an hour on Zoom creating a business plan with Honeyfund's CEO and Shark Tank winner Sara Margulis. Receive 15% in bonus shares.

$25,000 | Two-Hour Zoom Business Coaching with Sara Margulis

Lower tier perks + Do you have a business idea that you need help getting off the ground? Spend two hours on Zoom creating a business plan with Honeyfund's, CEO, and Shark Tank winner Sara Margulis.

$50,000 | Two-Hour In-person Business Coaching with Sara Margulis

Lower tier perks + Do you have a business idea that you need help getting off the ground? Spend two hours over lunch creating a business plan with Honeyfund's, CEO, and Shark Tank winner Sara Margulis. Your choice of location: San Francisco, CA, Los Angeles, CA, or Tampa, FL. (Transportation not included.)

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Honeyfund.com, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $0.92/ share, you will receive own 110 shares for $92. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Honeyfund is a wedding gifting site for couples to receive funds toward their honeymoon (or other savings goals) as a wedding gift. The company has served more than a million couples and processed more than $640 million in giving since 2006. In addition to the Honeyfund website, mobile app, and sister-site Plumfund, Honeyfund powers honeymoon fund gifts for Target's online wedding registry.

Honeyfund doesn't charge a platform fee like other cash gifting and personal crowdfunding sites, so the company makes money from advertisers and partners. The average gift of $120 earns the company 0.5% to 15% from partners depending on where the gift money was sent (a PayPal account, bank account, or digital gift card). Honeyfund also earns money from advertisers in retail, travel, and other industries who wish to reach couples starting their married lives together. The company acquires customers at about $1-2 and earns $14 per account, on average.

Honeyfund.com was conceived in 2015 after the founders' own wedding. The website honeyfund.com launched in March of 2006. The company was incorporated in California in March of 2009 and moved to Florida in 2017. Honeyfund is now a Florida corporation with 97% founder ownership.

Sources:

https://www.honeyfund.com
https://www.plumfund.com

Competitors and Industry

Honeyfund operates in two markets simultaneously: wedding gifts (approx $19b US) and donation-based crowdfunding (approx $2.85b globally).

The dominant players in wedding gifts are the large retailers like Amazon, Target, and Bed, Bath & Beyond. Other popular wedding gift registry websites include Zola and The Knot. In the personal crowdfunding industry, the largest company by donation volume is GoFundMe, although a small percentage of their overall volume is for personal gift occasions.

Direct competitors in the honeymoon fund niche include Honeymoon Wishes and Travelers Joy.

Honeyfund stands apart from wedding gift competition in that it offers what millennial wedding couples want: cash and experiences. It also differentiates among personal crowdfunding sites as a tasteful place to give and receive gifts between a couple and their friends and family -- a transaction that involves traditions and etiquette that leverages our 15 years of experience in facilitating gifts.

Sources:

http://crowdexpert.com/crowdfunding-industry-statistics/

Current Stage and Roadmap

Honeyfund was created in 2006 to meet the needs of couples that long for that dream honeymoon, but don't have the budget after paying for their own weddings.

Now, more than a million couples later, Honeyfund is popular among millennial wedding couples who crave experiences over things. This year (2020), Covid-19 and the associated recession have created hardships for many of our past couples and givers. So we wondered: What if we upgraded the functionality of Honeyfund, making it one life-long gifting page? And offered rewards for giving and receiving?

The result is a totally new type of crowdfunding page. Imagine signing up for Honeyfund for your wedding and having it continue with you through subsequent life events -- babies, anniversaries, hardships -- you name it. With every Honeyfund gift you give or receive, you get cashback-style rewards, increasing your budget for whatever life throws your way.

We anticipate about 9-12 months to launch the life-long gifting page and the associated rewards program, leveraging our existing gifting/fundraising functionality and marketing partnerships to fund the rewards.

Sources:
https://www.target.com/gift-registry/wedding-registry/honeymoon-funds
https://www.honeyfund.com/products/
https://www.honeyfund.com/ (see Partners section)

The Team

Officers and Directors

Name: Sara K Margulis

Sara K Margulis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: March 16, 2009 - Present
  Responsibilities: The responsibilities of the CEO include fundraising, acquiring talent, and oversight of the company's Marketing/PR, Human Resources, Member Services, Sales and Product divisions. The CEO earns an annual salary of $165,000.

- **Position:** Director
  Dates of Service: March 16, 2009 - Present
  Responsibilities: Board of directors

Name: Davey Randa

Davey Randa's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: April 20, 2021 - Present
  Responsibilities: Operations and strategic management including human resources, member services, product development.

Other business experience in the past three years:

- **Employer:** Privyo
  Title: Co-founder
  Dates of Service: March 01, 2020 - April 16, 2021
  Responsibilities: Operations

Other business experience in the past three years:

- **Employer:** Soona
  Title: Director of Operations
  Dates of Service: May 01, 2019 - March 01, 2020
  Responsibilities: Operations

Other business experience in the past three years:

- **Employer:** UBER
  Title: Sr. Regional Operations Manager - Greenlight UBER
  Dates of Service: July 01, 2016 - January 31, 2019
  Responsibilities: Coordinated and managed business segments and functional teams as well as external relationships (research firms, law firms, tax/accounting & real estate development) • Created a global support strategy - The "G.R.E.E.N" steps of service to train customer service agents world wide resulting in average NPS increasing over 35% • Owned P&L for all driver support operations across 4 states, monitoring and adjusting spending based on needs of each city while creating and controlling all financial analysis, modeling, and opportunity exploration for any joint venture or partnership opportunities in the region • Aligned strategy for driver support with overall business goals ahead of IPO, refining and exceeding SLAs, NPS, and customer satisfaction goals. • Negotiated real estate leases, property acquisition & terms with national vendors to create support centers that fulfill our drivers needs • Led and executed event operations at major events such as Sundance Film Festival and Winter X Games Aspen with record NPS scores • Evaluated and successfully executed strategic initiatives across all 4 states that led to top line revenue growth and increased driver satisfaction based on UBER senior leaderships goals • Built and scaled a network of support centers that now handle 70% of all first trips and new driver signups in my region • Controlled all due diligence, contract negotiations, and conflict resolution associated with reviewing new real estate purchases or

vendor partnerships resulting in over 50% cost reduction while improving signup success for new drivers. • Leading all annual strategy operating plans for our region on all business unit planning review sessions that provide growth opportunities, operational continuity, new product/services development and restructuring support to drive business unit success • Hired and managed team of 7 direct reports and 50+ indirect reports

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the COMMON STOCK should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any COMMON STOCK purchased through this crowdfunding campaign is subject to

SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the marketplace industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our life-long gifting page with rewards. Delays or cost overruns in the development of our life-long gifting page with rewards and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory

hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning our services may be subject to change and if they do then our business may no longer be in the best interest of the Company. At such point the Company may no longer want to engage in such business and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Honeyfund.com, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Honeyfund.com, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Market and Company Risk

Market risk could result in this investment declining in value because of economic developments or other events that affect the entire market like the current pandemic. Company risk includes changes in this company's products, partners, competitors, or financial position that could negatively impact this company's stock price.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Sara K Margulis	20,000,000	Common Stock	97.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,163,043 of Common Stock.

Common Stock

The amount of security authorized is 200,000,000 with a total of 20,618,000 outstanding.

Voting Rights

Every shareholder entitled to vote shall be entitled to one vote for each share held, except as otherwise provided by law, by the articles of incorporation or by other provisions of these bylaws. Except with respect to elections of directors, any shareholder entitled to vote may vote part of his or her shares in favor of a proposal and refrain from voting the remaining shares or vote them against the proposal. If a shareholder fails to specify the number of shares he or she is affirmatively voting, it will be conclusively presumed that the shareholder's approving vote is with respect to all shares the shareholder is entitled to vote. At each election of directors, shareholders shall not be entitled to cumulate votes unless the candidates' names have been placed in nomination before the commencement of the voting and a shareholder has given notice at the meeting, and before the voting has begun, of his or her intention to cumulate votes. If any shareholder has given such notice, then all shareholders entitled to vote may cumulate their votes by giving one candidate a number of votes equal to the number of directors to be elected multiplied by the number of his or her shares or by distributing such votes on the same principle among any number of candidates as he or she thinks fit. The candidates receiving the highest number of votes, up to the number of directors to be elected, shall be elected. Votes cast against a candidate or which are withheld shall have no effect. Upon the demand of any shareholder made before the voting begins, the election of directors shall be by ballot rather than by voice vote.

Material Rights

The total amount outstanding on a fully diluted basis (20,618,000.00) includes 514,000 shares to be issued pursuant to outstanding stock options.

__Voting Rights of Securities Sold in this Offering__

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenues

The Company revenues are made up of advertising and commissions revenues of $64,267 in 2020 and $247,868 in 2019, software upgrade revenues of $34,695 in 2020 and $46,710 in 2019, cash gift related revenues of $143,187 in 2020 and $387,329 in 2019, balance gift related revenues of $410,603 in 2020 and $1,095,872 in 2019.

The aggregate revenues went down 62% from $1,731,069 in 2019 to $655,307 in 2020.

The decrease in revenues from 2020 to 2019 was mainly due to COVID-19 impact. COVID-19 canceled many weddings and honeymoons resulting in reduced gifting aka reduced cash gift revenues and gift card breakage in 2020.

Cost of Sales

The Company's cost of revenues consists primarily of merchants fees. The total cost of sales dropped 51.48% from $212,432 in 2019 to $103,068 in 2020. The 51.48% decrease in the cost of sales in 2020 was in parallel to the drop in sales caused by COVID 19 pandemic.

Gross Margins

As of December 31, 2020, gross profit was $552,239, which was 84.27% of revenues, a 64% decrease from 2019 gross profit in the amount of $1,518,638 making up 87.73% of revenues. The decrease in gross profit was due to the decrease in revenues caused by the impact of COVID 19 as mentioned above.

Expenses

The Company's expenses consist of, among other things, advertising and marketing, legal and professional fees, payroll expenses, computer and internet expenses, business development, office supplies, rent, travel and entertainment, insurance, interest expense... etc. Total operating expenses also went from $1,484,150 in 2019 to $1,555,300 ibn 2020, a 5% increase mainly caused by a 66% increase in advertising and marketing expenses.

As of December 31, 2020, total operating expenses consist of 13% in advertising and marketing at $206,013 and 87% general and administrative (G&A) expenses at $1,349,287. Wages and salaries made up a substantial portion of G&A at 63% with $848,910 as the company has 11 full-time employees and 3 part-time employees. Other expenses including computer and internet expenses made up 13% of G&A at $177,817 due to the company working with software engineers and user experience designers contractors that develop the Honeyfund software product. Professional fees made up 2% of G&A at $22,349, rent made up close to 2% of G&A at $14,400, Insurance and office supplies made up 2% in aggregate at $22,735. Other operating expenses like depreciation made up 15% of G&A at $196,490.

The company's sales going down 62% in 2020 as stated previously, and the company's total operating expenses going up 4.62% from $1,484,150 in 2019 to $1,555,300, resulted in the company to incur a net loss of $585,334 in 2020.

Historical results and cash flows:

The Company had an accumulated deficit of $593,284 and cash in the amount of $650,162 as of December 31, 2020. The Company intends to continue to raise additional funds through equity financing. The following summarizes selected items of the cash flows statements.

Operating Activities

As of December 31, 2020, cash used in operating activities was up to $602,716, in contrast to cash provided by operating activities of $570,534 as of December 31, 2019. The change was mainly due to a net loss of $585,334 in 2020 compared to a net profit of $24,305 in 2019, as well as a 23% decrease in other current liabilities from $1,311,673 in 2019 to $1,008,170 in 2019.

Investing Activities

The Company cash used in investing activities decreased from $366,262 in 2019 to $277,198 in 2020. The decrease in cash used in investing activities was due to lower capitalized software expenditures.

Financing Activities

As of December 31, 2020, cash provided by financing activities was up to $800,529, a contrast to cash used in financing activities of $172,800 in 2019. The increase in cash provided by financing activities in 2020 was caused by an influx of funds from borrowing in the amount of $681,200 and cash from crowdfunding investors in the amount of $119,329.

Though the company sales were greatly impacted by COVID 19 in 2020, the Company's management is positive about the Company's prospects. Management is also putting in place strategies to recover from the pandemic impact like expanding the functionality of the Honeyfund site to allow customers to raise money for other life events beyond the wedding: birthdays, anniversaries, babies, etc, and building a gift card shop where anyone can buy egift cards for anyone else as a gift. This is the reason for the Start Engine raise, to fund this expansion. This will help the company diversify outside of weddings and honeymoons which are disproportionately impacted by COVID-19.

Management believes that the company's competitive advantage is an added strength that sets it apart from its competition in both wedding gifting and crowdfunding in that users can turn their friends and family's well wishes into cash to fund the honeymoon or any other savings goal. With the expansion of the page to accommodate all of life's gifting occasions, customers can receive cash and gift cards as a gift for any life event including baby showers, anniversaries, birthdays, holiday gifts, and more, all on one page. There is no need for multiple campaigns on different sites. There is no other known crowdfunding site or gifting website of it's kind.

In light of all the strategies the company is putting in place and it's advantages in the market, the company has no financing concerns at this time.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of today April 19, 2021, the Company has an aggregate amount of $769,479 cash in the bank.

The company has a line of credit from American Express with no spending limit and an outstanding balance in the amount of $54,298 as of April 19, 2021, and two credit card from Chase United Business with a credit limit of $45,500 and $50,000 as well and an outstanding amount of $95 and $18.95 as of April 19, 2021.

On April 22, 2020, the company entered the Paycheck Protection Program ('PPP') loan agreement with Midwest Regional Bank in the amount of $ 181,200 which bears an interest rate of 1% fixed per annum. It covers the period from April 23, 2020, to August 10, 2020. The company applied to Lender for forgiveness of the amount due on this loan in the amount equal to the sum of the following costs incurred by Borrower during the 8-week period beginning on the date of first disbursement of this loan: a. Payroll costs, b. Any payment of interest on a covered mortgage obligation (which shall not include any prepayment of or payment of principal on a covered mortgage obligation), c. Any payment on a covered rent obligation, d. Any covered utility payment Total amount subject to forgiveness was $ 181,200. This loan was granted forgiveness as of April 19, 2021.

On April 22, 2020, the company entered into a loan agreement with the U.S. Small Business Administration in the amount of $ 500,000. Installment payments, including principal and interest, of $2,437.00 monthly, will begin Twelve (12) months from the date of the promissory Note. The balance of principal and interest will be payable Thirty (30) years from the date of the promissory Note. Interest will accrue at the rate of 3.75% per annum and will accrue only on funds actually advanced from the date(s) of each advance. The outstanding amount of the loan as of April 19, 2021 is $500,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The company has income sufficient to service its existing account holders. The funds will be used to add new features to the platform for the purpose of extending the life-time value of each customer and diversifying outside of weddings. The funds will also be used to expand marketing for the acquisition of new customers and the re-engagement of past customers.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The company is viable without these funds. The funds raised by this campaign will represent about 33-50% of total funds.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company will be able to operate indefinitely without this raise.

How long will you be able to operate the company if you raise your maximum funding goal?

The company will be able to operate indefinitely without this raise.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company is contemplating a future capital raise.

Indebtedness

- **Creditor:** U.S. Small Business Administration
  Amount Owed: $500,000.00
  Interest Rate: 3.75%
  Maturity Date: April 22, 2050
  On April 22, 2020 the company entered into a loan agreement with the U.S. Small Business Administration in the amount of $ 500,000. Installment payments, including principal and interest, of $2,437.00 Monthly, will begin Twelve (12) months from the date of the promissory Note. The balance of principal and interest will be payable Thirty (30) years from the date of the promissory Note. Interest will accrue at the rate of 3.75% per annum and will accrue only on funds actually advanced from the date(s) of each advance. The outstanding amount of the loan as of today is $500,000.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $18,968,560.00

Valuation Details:

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, is converted to common stock;

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan, if any, are issued.

Valuation Basis

Honeyfund is a recognized brand in wedding gifts, with 14 years of proven execution.

Honeyfund powers the "honeymoon fund" feature on Target's wedding registry, and has served more than a million couples and 5 million givers since 2006, with $640m in giving.

Honeyfund is entering a market opportunity (occasion gifts) that's ~7x the size of its current market (wedding gifts).

Peer companies in personal crowdfunding have sold for $55 mil (You Caring) and $16 m (Fundly). (Source: Pitchbook) Meanwhile, Peer companies in wedding registry such as Deposit a Gift and MyRegistry registry were sold with a high multiple. (Source: Pitchbook).

☒Further, marketplace type companies trade for 1-2x GMV according to a study published on Forbes (https://www.forbes.com/sites/ryancaldbeck/2015/11/10/how-to-value-online-marketplaces/#5319894354fd.)

Honeyfund's 2019 revenue was $1.6M as illustrated in our financial statement and Honeyfund's 2019 GMV was $39 m as computed by internal records.

In consideration of all the factors, management believes $18.97m pre-money valuation represents a reasonable valuation and a significant discount. The company set its valuation internally, without a formal third-party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.48 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  2.5%
- *Research & Development*
  52.5%
  Design and develop the life-long gifting page and rewards system.
- *Marketing*
  45.0%
  Acquire new customers and engage repeat customers for the life-long gifting

page and rewards program.

If we raise the over allotment amount of $1,069,999.56, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  2.5%

- *Marketing*
  37.5%
  Acquire new customers and engage repeat customers for the life-long gifting page and rewards program.

- *Research & Development*
  30.0%
  Design and develop the rewards program and life-long gifting page.

- *Operations*
  30.0%
  Develop existing partnerships for the rewards program. Implement rewards program terms and operations.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.honeyfund.com/ (Honeyfund.com/anualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange

Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/honeyfund

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Honeyfund.com, Inc.

[See attached]

HONEYFUND.COM, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Honeyfund.com,Inc.
Clearwater, Florida

We have reviewed the accompanying financial statements of Honeyfund.com,Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 15, 2021
Los Angeles, California

Honeyfund.com, Inc.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	650,162	$	729,547
Accounts receivable- net		32,024		60,661
Prepaids and other current assets		132,282		155,976
Total current assets		**814,468**		**946,183**
Property and equipment, net		2,925		7,040
Intangible assets		206,552		411,146
Security deposit		-		-
Total assets	**$**	**1,023,944**	**$**	**1,364,369**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	18,514	$	9,515
Credit Card		46,183		42,165
Current portion of Loan payable		139,055		-
Other current liabilities		1,008,170		1,311,673
Total current liabilities		**1,211,922**		**1,363,353**
Loan Payable		542,145		-
Total liabilities		**1,754,067**		**1,363,353**
STOCKHOLDERS EQUITY				
Common Stock		155,117		8,966
Equity Issuance Costs		(26,822)		-
Retained earnings/(Accumulated Deficit)		(858,418)		(7,950)
Total stockholders' equity		**(730,123)**		**1,016**
Total liabilities and stockholders' equity	**$**	**1,023,944**	**$**	**1,364,369**

See accompanying notes to financial statements.

Honeyfund.com, Inc.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	$ 655,307	$ 1,731,069
Cost of revenues	103,068	212,432
Gross profit	552,239	1,518,638
Operating expenses		
General and administrative	1,614,422	1,359,995
Sales and marketing	206,013	124,155
Total operating expenses	1,820,435	1,484,150
Operating income/(loss)	(1,268,196)	34,488
Interest expense	2,273	417
Other Loss/(Income)	(420,000)	9,766
Income/(Loss) before provision for income taxes	(850,468)	24,305
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (850,468)**	**$ 24,305**

See accompanying notes to financial statements.

Honeyfund.com, Inc .

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Number of Shares	Common Stock Amount	Equity Issuance Costs	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2018	**10,052**	**$ 6,975**		**$ 140,544**	**$ 147,519**
Sharebased Compensation		1,992			1,992
Shareholder Distribution				(172,800)	(172,800)
Net income/(loss)				24,305	24,305
Balance—December 31, 2019	10,052	$ 8,966		$ (7,950)	**$ 1,016**
Sharebased Compensation	-	-		-	-
Stock split 2,000 to 1	20,104,000				
Capital raised on Crowdfunding	1,031,373	146,151	(26,822)	-	119,329
Net income/(loss)	-	-		(850,468)	(850,468)
Balance—December 31, 2020	**21,145,425**	**$ 155,117**	**$ (26,822)**	**$ (858,418)**	**$ (730,123)**

See accompanying notes to financial statements.

Honeyfund.com, Inc.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(850,468)	$	24,305
Depreciation of proprety		5,679		5,768
Amortization of intangibles		215,094		195,612
Sharebased compensation expense		-		1,992
Phantom Stock Expense		-		(23,048)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Accounts receivables		28,637		(38,456)
Prepaid expenses and other current assets		23,695		235,515
Accounts payable		8,999		(16,248)
Credit Cards		4,018		(38,168)
Other current liabilities		(303,504)		223,262
Net cash provided/(used) by operating activities		**(867,850)**		**570,534**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(1,564)		-
Capitalized Software expenditures		(10,500)		(371,262)
Security deposit		-		5,000
Net cash provided/(used) in investing activities		**(12,064)**		**(366,262)**
CASH FLOW FROM FINANCING ACTIVITIES				
Shareholder distribution		-		(172,800)
Borrowing on Loans Payable		681,200		
Capital raised on Crowdfunding		119,329		
Net cash provided/(used) by financing activities		**800,529**		**(172,800)**
Change in cash		(79,385)		31,472
Cash—beginning of year		729,547		698,074
Cash—end of year	**$**	**650,162**	**$**	**729,547**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest			$	417
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1. SUMMARY

Honeyfund.com, Inc. was originally incorporated on March 16, 2009, in the state of California. The company moved to Florida in 2017 and reincorporated in Florida on July 1, 2019 The financial statements of Honeyfund.com, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Clearwater, Florida.

Honeyfund is a wedding gifting site for couples to receive funds toward their honeymoon (or other savings goals) as a wedding gift. The company has served more than a million couples and processed more than $640 million in giving since 2006. In addition to the Honeyfund website, mobile app, and sister-site Plumfund, Honeyfund powers honeymoon fund gifts for Target's online wedding registry.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents exceeded FDIC insured limits by $397,162 and $497,547, respectively.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computers and Electronics	5 years
Furniture and fixtures	5-7 years

Intangible Assets

The company capitalizes its software expenses connection with internally developed solution. Intangible assets will be amortized over the expected period to be benefitted. Intangible assets are reviewed annually for impairment or when events or circumstances indicate their carrying amount may not be recoverable.

Income Taxes

Honeyfund.com,Inc. is an S-corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2019 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies

Revenue Recognition

The Company recognizes revenues primarily from the sale of its service when (a) persuasive evidence that an agreement exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (b) delivery has occurred or services have been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Customers of Honeyfund sign up on our website (www.honeyfund.com) or via the Honeyfund app. Plumfund customers sign up on plumfund.com. The customer creates a page describing their fundraising campaign and invite their friends and family to contribute money or gift cards. After the gift's transactions are processed, the funds are deposited into the customer's preferred account (PayPal, bank account or gift card balance on Honeyfund). The company earns money from payment processing and/or gift card partners. The company also earns money from advertisers who it promotes through banner ads, email, and its social media accounts.

Cost of revenues

Costs of revenues consist of merchant account fees.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $206,013 and $124,155, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 15, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Prepaid expenses consist of the following items:

As of Year Ended December 31,	2020	2019
Gift Card partners	124,375	148,995
Prepaid expenses	7,907	6,981
Total Prepaids Expenses and other Current Assts	**$ 132,282**	**$ 155,976**

Other current liabilities consist of the following items

As of Year Ended December 31,	2020	2019
Gift Card Liability	834,600	1,197,779
Phantom Stock Comp Payable	81,427	81,427
Payroll and other liabilities	92,143	32,467
Total Other Current Liabilities	**1,008,170**	**1,311,673**

4. PROPERTY AND EQUIPMENT

As of December 31, 2020, property and equipment consists of:

As of Year Ended December 31,		2020		2019
Computers and Electronics	$	34,915	$	34,915
Furnitures and fixtures		20,740		19,176
Property and Equipment, at Cost		**55,655**		**54,091**
Accumulated depreciation		(52,730)		(47,051)
Property and Equipment, Net	**$**	**2,925**	**$**	**7,040**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $5,679 and $5,768 respectively.

5. INTANGIBLE ASSETS

As of December 31, 2020, intangible asset consists of:

As of Year Ended December 31,		2020		2019
Software Assets		848,129		837,629
Intangible assets, at cost	**$**	**848,129**	**$**	**837,629**
Accumulated amortization		(641,577)		(426,483)
Intangible assets, Net	**$**	**206,552**	**$**	**411,146**

Amortization expense for the fiscal year ended December 31, 2020 and 2019 was in the amount of $ 215,094 and $ 195,612, respectively.

Period		Amortization Expense
2021	$	206,552
2022		-
2023		-
2024		
Thereafter		
Total	**$**	**206,552**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

Per its original articles of incorporation, the Company was authorized to issue 100,000 shares of common shares with no par value. On October 12, 2020, the company amended its articles of incorporation to authorized the issuance of 200,000,000 shares of common stock and simultaneously undertook a 1-for-2,000 stock split.

As of December 31, 2020, and December 31, 2019, 21,145,425 and 10,052 of common stock have been issued and outstanding, respectively.

7. DEBT

Loans

During 2020, the Company has entered into loan contracts. The details and terms of the Company's loans and the terms is as follows:

					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
US SBA - PPP Loan	$ 181,200	1.00%	4/22/2020	4/22/2022	$ 1,208	$ 1,208	$ 122,388	$ 58,812	$ 181,200
US SBA - SBA Loan	$ 500,000	3.75%	4/22/2020	30 years	$ 12,500	$ 12,500	$ 16,667	$ 483,333	$ 500,000
									-
									-
Total					**$ 13,708**	**$ 13,708**	**$ 139,055**	**$ 542,145**	**$ 681,200**

The Company applied for PPP loan forgiveness in the amount of $ 181,200, and loan it has been forgiven during 2021. The Company recognized other income in the amount of the forgiven loan.

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$ 139,055
2022	75,479
2023	16,667
2024	16,667
2025	16,667
Thereafter	416,667
Total	**$ 681,200**

8. SHAREBASED COMPENSATION

Stock Option Grant

The Company authorized an Equity Incentive Plan (which may be referred to as the "Plan"). The Plan provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award. As of December 31, 2019, all shares were vested.

Stock Options Employees & Advisors
The granted options had an exercise price of $0.00, expire 1 year after last vesting date anniversary, and vesting over a four-year period. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2018
Expected life (years)	10.00
Risk-free interest rate	3%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2018	52	$ 0.00	1.1
Granted	-	$ -	-
Execised	-	$ -	-
Expired/Cancelled	(52)	$ -	-
Outstanding at December 31, 2019	-	$ 0.00	-
Granted	-	$ -	-
Execised	-	$ -	-
Expired/Cancelled	-	$ -	-
Outstanding at December 31, 2020	-	$ -	-

Stock option expense for the years ended December 31, 2020 and December 31, 2019 and was $0 and $1,991 respectively.

Stock Options Investors

As part of the formation of the Company, the Company issued 257 options to certain investors. The options carry $0.01 exercise price and vest immediately. All options are outstanding as of December 31, 2020 and December 31, 2019.

Phantom Stock Plan

Board of Directors approved Employee Phantom Stock Compensation Plan, subject to the term and conditions. Under the Phantom Stock Plan, 1,554 shares of phantom stock may be awarded, and in the aggregate is not exceeding the equivalent of 15% of the company. The award is in the form of phantom common stock, which allows employee to receive additional compensation in the event of sale of the company's stock or assets. The value of this phantom share award is based on the growth of the company's value from the date of the granting to the event date. The award vests over three years with 34% vesting one year after effective date, 2.75% per month from one to three years after the effective date.

A summary of the changes in the number of outstanding phantom stock awards during the year ended December 31, 2020 for the Phantom Plans is provided below:

	Number of Awards
Outstanding at December 31, 2018	310
Granted	100
Settled	-
Forfeited	
Outstanding at December 31, 2019	410
Granted	50
Settled	-
Forfeited	
Outstanding at December 31, 2020	460

A summary of liabilities for shares vested and compensation costs recognized in "General and administrative" in our Statements of Operations for the Director Phantom Stock Plan is provided below:

		Year Ended December 31,		
	2020	2019	2018	2017
Liabilities for shares vested	81,427	$ 81,427	$ 46,224	$ 5,638
Compensation expenses (benefit)	-	$ 35,203	$ 40,586	$ 5,638

While the Stock Incentive Plan currently serves as our primary equity plan, the terms of the Phantom Stock Plans will continue to govern all awards granted under the Phantom Stock Plans until such awards have been settled, forfeited, canceled or have otherwise expired or terminated.

9. RELATED PARTY

There are no related party transactions.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

As of Year Ended December 31, 2020		
2021	$	39,700
2022		-
2023		-
Thereafter		-
Total future minimum operating lease payments	**$**	**39,700**

Rent expense was in the amount of $ 14,400 and $49,683 as of December 31, 2020 and December 31, 2019 respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 15, 2021 the date the financial statements were available to be issued.

During 2021, the Company has been approved PPP loan forgiveness in the amount of $ 181,200. The Company recognized other income in the amount of the forgiven loan.

On March 12, 2021 the company raised additional $188,325 on crowdfunding platform which includes fees of $ 27,593.98.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Honeyfund

Support the People You Love


Support The
People You Love
Honeyfund
Kevin O'Leary,
Investor In Honeyfund

Website | Clearwater, FL | CONSUMER INTERNET | E-COMMERCE

$683,368 raised

1,664 Investors	$19M Valuation
$0.92 Price per Share	$138.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Have you ever given a honeymoon contribution as a wedding gift? If so, you probably did it on Honeyfund, the most trusted honeymoon wedding gift registry. Honeyfund is expanding its popular gift platform so couples can receive financial support from friends and family for all of life's milestones and mishaps -- like buying a home, having a baby, or even an unexpected illness.

Overview | Team | Terms | Updates 35 | Comments | Follow

Reasons to Invest

- Honeyfund has a solid history of performance -- funding one million couples, with more than $640 million in gifts from 6 million givers since 2006.
- Honeyfund led a consumer shift in the $19 billion wedding industry from blenders and dishes to cash and experiences. Now we plan to lead that same shift in the larger $130 billion all occasion gift market.
- The company is backed by Kevin O'Leary of Shark Tank, with advisors including the founder of Ureeka/former head of data at Facebook, and the former CMO of Uber.

Support the people you love with Honeyfund

More than a million couples have received support through Honeyfund's existing online wedding gift registry, which gives couples the opportunity to create a wish list of honeymoon experiences, wedding-related costs, or just receive money from friends and family to support other savings goals. Honeyfunds are simple to set-up and come with 5-star customer support.


Honeyfund
I'm Getting Married
I'm a Wedding Guest

As a giver, it's easy to visit a couple's honeyfund page, choose a gift, and check out with a credit or debit card. The cash goes directly into the couple's PayPal or bank account, less a small fee of about 3% for each contribution.

Gifting Made Simple

Rewards

Get rewarded for investing more into Honeyfund:

$138+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+
Investment
Free Honeyfund Elite Account
For couples getting married, get our full Elite suite of design tools, password protection and more. We'll upgrade your Honeyfund account free of charge.

$1,000+
Investment
30-min Honeyfund Vacation Consultation
Lower tier perks + a 30-minute consultation with a Honeyfund member success expert. They will design your perfect vacation, and design your Honeyfund page to help fund the trip. Receive 5% in bonus shares.

$2,500+
Investment
60-min Vacation Consultation
Lower tier perks + a 30-minute consultation with a Honeyfund member success expert. They will design your perfect vacation, and design your Honeyfund page to help fund the trip. Receive 5% in bonus shares.


VISIT THE COUPLE'S
HONEYFUND PAGE
CHOOSE A GIFT
& CHECK OUT
SHECRISE & LUIS
Our Registries
SANTORINI, GREECE
Greetings!

You can also give a digital gift card from our 150+ brand partners, which include Target, Bed Bath & Beyond, Amazon.com, Delta, Southwest, Hotels.com, Uber, Disney Fairy Tale Weddings & Honeymoons, Skyhour, Royal Caribbean and many more.

THE PROBLEM

People need assistance with their major life events, and they crave experiences over things

In 2005 when the founders were paying for their own wedding, they didn't have the budget left over for the once-in-a-lifetime honeymoon, and going into debt wasn't an option. So they created a makeshift honeymoon registry, and their wedding guests loved it, giving more than $5,000 and begging for a similar solution for other weddings. With that, Honeyfund was born.

Like the founders, today couples are paying for their own weddings with little budget left over for the honeymoon or life beyond. They care about starting life together without debt, and they simply don't need nor value the material items on a typical wedding registry. In other words, they crave experiences over things.



With these two universal shifts that we observed in consumer behavior -- couples paying for their own weddings and wishing for experience-based or cash-based gifts more than things -- Honeyfund transformed the wedding gift industry. Now the company sees an opportunity to lead the same shift in life events beyond the wedding.

Let's face it: Life for a married couple is costly and unpredictable. There are countless life events to plan for -- baby showers, anniversaries, home purchases, graduations, retirements, and deaths in the family to name a few. Close friends and family members want to be there to help with these monumental moments.

And now, the COVID-19 has placed further financial burden on us all, making it clear that anything can happen when we least expect it. What people care about now isn't the hustle, bustle and stress of daily life. It's the people we love. Now more than ever, we all need a place like Honeyfund to stay connected and support each other financially.

$5,000+
Investment

Honeyfund Swag Box

Lower tier perks + Receive a box full of Honeyfund goodies: A Honeyfund t-shirt, a Hydro Flask insulated water bottle, and a "popup" style cell phone handle. Receive 10% in bonus shares.

$10,000+
Investment

One-hour Zoom Business Coaching with Sara Margulis

Lower tier perks + Do you have a business idea that you need help getting off the ground? Spend an hour on Zoom creating a business plan with Honeyfund's CEO and Shark Tank winner Sara Margulis. Receive 15% in bonus shares.

$25,000+
Investment

Two-Hour Zoom Business Coaching with Sara Margulis

Lower tier perks + Do you have a business idea that you need help getting off the ground? Spend two hours on Zoom creating a business plan with Honeyfund's, CEO, and Shark Tank winner Sara Margulis.

$50,000+
Investment

Two-Hour In-person Coaching with Sara Margulis

Lower tier perks + Spend two hours over lunch creating a business plan with Honeyfund's, CEO, and Shark Tank winner Sara Margulis. Your choice of location: San Francisco, CA, Los Angeles, CA, or Tampa, FL. (Transportation not included.)

THE SOLUTION

A gift that is more than material

We created Honeyfund for everyone who longs for that dream honeymoon experience but doesn't have the budget and doesn't want to go into debt. After funding more than a million couples' honeymoons with the support of 6 million givers, Honeyfund has established itself as a trusted brand in experience and cash-based gifts. And we learned a lot along the way.

Raised $4,850



ANASTASIA & MICHAEL

Honeyfund helped us pay for 100% of our honeymoon to **beautiful Panama!**

Raised $4,020



MEAGHAN & PATRICK

If you would rather receive memories, **Honeyfund is a great option for you.**

Raised $6,050



PAMELA & TY

Honeyfun 100% covered our **dream honeymoon to Brazil.**

Raised $3,210



BRYAN & EDDIE

Four countries in three weeks was a rollercoaster of fun. Gifts from our guests that we can actually use, **verses a dumb toaster or blender.**

Shortly after starting Honeyfund, couples started asking us if they could have a similar service for other life events. As a result, we've funded more than 13,000 baby showers, anniversaries, retirement parties, graduations, hardships and more.

> ### A Lifetime Full Of Events Requires A Lifelong Funding Platform

What we learned by hosting these individual events is that the same friends and family came out to support each one. That's why we're building a permanent life-long funding platform that doesn't require separate accounts and campaigns pages, unlike other crowdfunding competitors such as GoFundMe and IndieGoGo. Each personalized honeyfund account can be tailored and transformed to handle any life event, for example what was a wedding gift site can become a baby gift site.

We're With You Through All Of Life's Transitions


GETTING MARRIED
HAVING A BABY
Daniel & Ashley
Wedding Honeymoon Registries Updates
We're Getting Married!
Daniel and Ashley welcome all to join their epic journey as we look forward to our wedding day surrounded by amazing family and friends.
Jennifer & Dave
Baby Registery Updates Photos
We're Having a Baby!
Jennifer and Dave welcome all to our journey as we look forward to the birth of our baby surrounded by amazing family and friends

All the friends and family that contributed to your previous events will be notified if you make a change or post an update to your honeyfund, prompting them to support you again.

One thing we've always heard since launching Honeyfund is, "What a cool idea! I wish I had that when I got married." With our new life-long funding page, you can have it for anything in your life. If you didn't use Honeyfund for your wedding -- you can sign up for a baby on the way, a milestone anniversary or birthday, even an unexpected hardship. Just invite your friends and family to visit, follow your honeyfund site and make a contribution. Your honeyfund account and all your friends and family stay with you through that event and all the others that will inevitably come your way. They'll never have to worry about missing an important milestone in your life.

Finally, every Honeyfund gift you give or receive will earn a cash-back reward, increasing your budget for whatever life throws your way.

THE MARKET

Evolving in a $130 billion annual gifting market

We have already made our mark in the evolving wedding gift market, which is valued at $19 billion annually (source). Now we are expanding into all-occasion gifting, with a market size approximately seven times larger at $130 billion year-round (source).


Annual Gifting Market
WEDDING
$19 Billion
ALL-OCCASION
$130 Billion

We have also capitalized on the fact that the gifting market is essentially a self-powered marketing engine. Everyone that signs up for a Honeyfund wedding registry invites, on average, 150 of their closest friends and family to their page. Each of those relationships potentially leads to additional platform users, contributing to our super low customer acquisition cost.

Further, donation-based crowdfunding has become more popular with a 2016 report from the Pew Research Center finding that 22% of American adults had contributed to a crowdsourced fundraising project, and most donors (68%) contributed to help someone in need. (source) The fact is, giving feels good. Especially when someone we love is hurting.

OUR TRACTION

More than one million happy couples and $640 million in gifts given from 6 million givers

Since our 2006 launch, we have played host to over a million couples receiving $640 million in gifts given, from 6 million givers. Honeyfund's innovation in crowdfunding has also been recognized by prominent media outlets and partners. In 2012, Honeyfund was named one of TIME.com's Top 50 websites.


Since Our 2006 Launch
COUPLES
GIVERS
DOLLARS DONATED
1 Million
6 Million
$640M+

In 2014, we made an appearance on Shark Tank and ended up with an investor and advisor in Kevin O' Leary, aka 'Mr. Wonderful.'

In 2018, Honeyfund launched an exclusive partnership with Target to power honeymoon gifting on Target's online wedding registry.


SHARK TANK
Honeyfund
TARGET

And in response to COVID-19 pandemic in 2020, we partnered with Kevin and the Jamaica Tourist Board to provide relief to wedding couples impacted by the global pandemic.

THE BUSINESS MODEL

Steady and expanding revenue streams from partners and payment platforms

Honeyfund truly is remarkable when it comes to its business model. Unlike other crowdfunding sites, we do not charge platform fees, which is great for our customers and their friends and family. There's just a simple processing fee of less than 3%, deducted from the amount received. There is never any fee to the giver.

Honeyfund earns revenue from the partners that help us facilitate gift payments and gift card fulfillment. For example, the average eGift Card gift of $120 results in about $10 in commissions paid by the gift card brand. And the recipient receives the full amount!

How Honeyfund Earns Revenue

BASED ON $120 GIFT

	CASH GIFT	GIFT CARD
GIFT	$120	$120
COUPLE	$116.40	$120
PROCESSOR	$2.40	$2.40
HONEYFUND	**$1.20**	**$10**

We also work closely with our gift card partners in retail, travel, and other industries. These partnerships drive advertising revenue to the company without resulting in unwanted or disruptive ads on the platform. We simply add value to customers in the form of travel deals, gift card bonuses and more. We will expand these partnerships with our planned rewards program to grow customer lifetime value while providing savings to our customers.

Finally, even though our core customer acquisition strategy happens at the wedding planning stage, our expanded capabilities will enable acquisition during any life event at the same low customer acquisition cost of about $1 on average.

OUR LEADERSHIP

A dynamic CEO, 23-member team, and superstar advisers

After a winning appearance on Shark Tank, our CEO and co-founder Sara Margulis was propelled into several media and speaking engagements. Her thought leadership in entrepreneurship, women in business and work/life balance has been shared at SXSW, Aspen Ideas and the Inc. Womens' Summit. After fully acquiring the company from her co-founder in 2019, Sara overhauled the product with a fresh site design and improved payment methods, doubling customer engagement in just one year.



Sara Margulis

CEO

Sara is supported by a 23-member team. This includes an agile and extensible technology team, a 5-star customer service team, and an 8-person marketing team.

Finally, Sara's key advisors include Kevin O'Leary of Shark Tank, David Jakubowski, founder of Ureeka and former head of data at Facebook and former GM of search monetization at Microsoft, and Rebecca Messina, senior advisor at McKinsey & Co. and former CMO of Uber and Beam Suntory.



WHY INVEST

An exponential gifting industry with 7 million established customers

Our vision for Honeyfund: a closed social network for gifting -- where friends and family support each other through all of life's milestones, mishaps and monumental moments -- gifts that last a lifetime.

This model is better than a one-off "fund me" type campaign because everyone we know and love is already connected to us on our Honeyfund gifting site. When life happens, simply post an update and Honeyfund notifies your support network.

Your investment in Honeyfund will power 1) 6-9 months of feature and app development to expand the popular gifting platform's capabilities from a wedding focus to the gift occasions beyond, 2) the development of a cash-back rewards system that will keep customers and their friends and family coming back again and again, and 3) marketing to attract customers at all stages of life, as well as re-engage our database of 7 million past couples and givers.



Honeyfund has established itself as a beloved brand in the wedding gifting space because it transformed wedding gifts from "things" to experiences. It has a substantial customer database, a finely-tuned product, and the customer engagement to become the de facto platform for online gift giving for any life event. Don't miss out on this unique opportunity as we expand into a $130 billion market.

PARTNERSHIPS

Honeyfund. +

In the Press

TechCrunch VOGUE CNBC The Atlantic The New York Times abc NEWS

SHOW MORE

Meet Our Team



Sara Margulis

CEO, Cofounder, Director

Sara Margulis started Honeyfund with a background in online marketing and customer service. She holds an MBA in marketing from Golden Gate University. After fully acquiring the company from her co-founder in 2019, Sara led her team to overhaul the product and service model, doubling customer engagement in just one year.

Ms. Margulis's winning appearance on "Shark Tank" (2014) propelled her into regional, national, and international broadcast media appearances, discussing topics including weddings and honeymoons, personal finance, entrepreneurship, motivation, and women in business.



Davey Randa

COO

Davey joins Honeyfund with a rich background in operations and strategic management. Coming from leadership roles at UBER, Breather, Gametime, Soona, SkyHomes, and others, Davey's specialty is leading companies through the acquisition process or preparing to IPO. Davey has spent his career working in tech startups in nearly every position imaginable including sales, marketing, customer service, finance, and strategic growth.



Michael J. Love

Director of Technology

In addition to being a seasoned career programmer, Michael has built his career as a tech founder and manager of multiple successful technology companies. He brought daily print newspapers to the Web in Canada and Europe in the 1990s, and then went on to co-found Conceptis Technologies, an online medical pioneer, which created TheHeart.org: the world's leading cardiology portal. The company was purchased by WebMD in 2005. He then built Canada's largest bargain shopping community with over 2.5 million monthly unique visitors (RedFlagDeals) and sold it to the Yellow Pages. Prior to joining Honeyfund, Michael was VP of Engineering at Beachfront Media, a mobile video advertising company.



Ellen High

Product Owner

Ellen High is a versatile digital leader with more than a decade of experience delivering transformative applications across various industries. Ellen holds a M.Eng. in Systems Engineering from Rensselaer Polytechnic Institute. After honing her skills in functional team leadership, digital product management, and business strategy while delivering business applications with a consulting agency, she progressed to a role in continuous product management in 2017. Joining the Honeyfund team as Product Owner in July 2020, she is pleased to be bringing delightful user experiences to the Honeyfund community.

Offering Summary

Company	Honeyfund.com, Inc.
Corporate Address	2519 N McMullen Booth Rd. STE 510-260, Clearwater, FL 33761
Offering Minimum	$9,999.48
Offering Maximum	$1,069,999.56
Minimum Investment Amount (per investor)	$138.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	10,869
Maximum Number of Shares Offered	:	1,163,043
Price per Share	:	$0.92
Pre-Money Valuation	:	$18,968,560.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 25% bonus shares.

Super Early Bird Bonus

Invest within the first 5 days and receive 15% bonus shares.

Early Bird Bonus

Invest within the first 14 days and receive 10% bonus shares.

Amount-Based:

$500 | Free Honeyfund Elite Account

For couples getting married, get our full Elite suite of design tools, password protection, and more. We'll upgrade your Honeyfund account free of charge.

$1,000 | 30-min Honeyfund Vacation Consultation & Bonus Shares

Lower tier perks + Receive a 30-minute consultation with a Honeyfund member success expert. They will help you design your perfect vacation (even during Covid-19!) and locate the best available deals to book. They'll even guide you through designing a Honeyfund page to help fund the trip. Receive 5% in bonus shares.

$2,500 | 60-min Vacation Consultation & Bonus Shares

Lower tier perks + Receive a 60-minute consultation with a Honeyfund member success expert. They will help you design your perfect vacation (even during Covid-19!) and locate the best available deals to book. They'll even guide you through designing a Honeyfund page to help fund the trip. Receive 5% in bonus shares.

$5,000 | Honeyfund Swag Box & Bonus Shares

Lower tier perks + Receive a box full of Honeyfund goodies: A Honeyfund t-shirt, a Hydro Flask insulated water bottle, and a "popup" style cell phone handle. Receive 10% in bonus shares.

$10,000 | One-hour Zoom Business Coaching with Sara Margulis & Bonus Shares

Lower tier perks + Do you have a business idea that you need help getting off the ground? Spend an hour on Zoom creating a business plan with Honeyfund's CEO and Shark Tank winner Sara Margulis. Receive 15% in bonus shares.

$25,000 | Two-Hour Zoom Business Coaching with Sara Margulis

Lower tier perks + Do you have a business idea that you need help getting off the ground? Spend two hours on Zoom creating a business plan with Honeyfund's, CEO, and Shark Tank winner Sara Margulis.

$50,000 | Two-Hour In-person Business Coaching with Sara Margulis

Lower tier perks + Do you have a business idea that you need help getting off the ground? Spend two hours over lunch creating a business plan with Honeyfund's, CEO, and Shark Tank winner Sara Margulis. Your choice of location: San Francisco, CA, Los Angeles, CA, or Tampa, FL. (Transportation not included.)

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Honeyfund.com, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $0.92/ share, you will receive own 110 shares for $92. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

What's it like to be on Shark Tank?

4 days ago

Dear friends of Honeyfund,

For millions of viewers, ABC's Shark Tank is a weekly family tradition. People of all ages tune in to meet new companies and cheer them on against the blood-thirst Sharks. It's become a national phenomenon -- perhaps that's why I get asked all the time, "What was it like to be on Shark Tank?"

You can follow Honeyfund's Shark Tank journey from traveling to LA for taping, to waiting in the trailer to be called into the studio, to the many Shark Tank appearances since then. A journey that arrives at this Start Engine campaign and continues with a brand new Honeyfund page where couples can receive love and support for all of life's milestones and mishaps.

Enjoy!

https://www.honeyfund.com/shark-tank

Cheers,

Sara

Nothin' but 5-Star Reviews for Honeyfund

6 days ago

Dear prospective investor,

I hope you had a great Memorial Day Weekend! Now that wedding season is in full swing, it's a great time for couples to leave reviews of their Honeyfund experience. I wanted to share their sentiments with you, to give you a feel for the impact Honeyfund makes on couples starting out in today's world. This screenshot is from our "Google Business" profile:


Honeyfund
5.0

I hope you can see how Honeyfund's product makes a real difference and invest today.

Warmly,

Sara

Spread the Word: Head of Marketing Search Underway

11 days ago

Dear Investors and Followers,

One of the joys of working for Honeyfund is the enthusiasm we receive from the "Hive" -- our community of 7 million past couples, givers, investors and friends.

One example is our COO Davey Randa -- as a past Honeyfund member, he was resonated with the company's mission and immediately applied for the role.

This weekend we'll be announcing a Head of Marketing search to the Hive and asking folks to share the opening in their networks. We're excited to bring on this key member of the leadership team to accelerate the great work we're doing with member growth.

Will you help us spread the word?

Warmly,

Sara

May new accounts up 15% over 2019

13 days ago

Dear investors and followers,

The growth indicators keep coming in, with May-to-date account signups up 15% over 2019.

If you haven't already, now is a great time to partner with us. Your investment will fund the continued expansion of our product and member success teams. We'll need them to handle the new member growth!

Invest today.

Warmly,

Building the life-long funding page

19 days ago

Dear investors and followers,

The Honeyfund team has been hard at work designing the life-long funding page we envisioned for you above -- so that each personalized Honeyfund account can be tailored and transformed to handle any life event.

I'm pleased to announce the engineering work has now started! At the same time, we're doubling our tech team size so we can be ready to invite our past members to re-engage with their new Honeyfund pages as early as Q3 2021.

Followers, are you ready to invest today?

With gratitude,

Honeyfund new users up 23% over pre-pandemic 2019 levels

25 days ago

Dear investors and followers,

One important indicator of Honeyfund's growth is how we're doing compared to 2019, pre-pandemic. We're thrilled to share that April's new website visitors are up 23% over April 2019! And nearly 200% over last year.

With your investments to date, we've expanded our marketing team and programs, and the results are clear. We continue to be honored by your faith in us, and your belief in our vision to be a platform where couples come not just to start out on good financial footing, but to realize their dreams throughout marriage and life with the support of friends and family.

Would you take a moment to share this page with an investment-minded friend? www.startengine.com/honeyfund

Warmly,

Welcome Davey Randa, Honeyfund COO

about 1 month ago

Friends,

It's with great joy today that I introduce you to Davey Randa, Honeyfund's new Chief Operating Officer. Davey's background in operations and strategic management comes from his leadership roles at UBER, Breather, Gametime, Soona, SkyHomes, and others. Davey's specialty is leading companies through the acquisition process or preparing to IPO. Davey has spent his career working in tech startups in nearly every position imaginable including sales, marketing, customer service, finance, and strategic growth.

I feel very lucky to have the opportunity to work with Davey to grow Honeyfund into the platform we envision, serving all of us who strive to follow our dreams with the support of friends and family.

Warmly,

Notice of Material Change in Offering

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Honeyfund offering. Here's an excerpt describing the specifics of the change:

Honeyfund is adding an officer. Honeyfund is updating financials. Honeyfund is extending their campaign by 180 days.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Honeyfund has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Honeyfund be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Halfway there! $545k raised from 1,290 investors

about 2 months ago

Dear investors,

We're more than halfway to our $1.07m fundraising goal. Thanks to YOU we're creating a platform where we can all invest in the future of the people we love.

Would you consider a second investment, today?

https://www.startengine.com/honeyfund

With gratitude,



SHOW MORE UPDATES

Comments (104 total)

Add a public comment...

0/2500

I'm not a robot reCAPTCHA Privacy - Terms

Post

Please sign in to post a comment.

Ronald D. SE OWNER 34 INVESTMENTS INVESTED 13 days ago
That's a solid increase in sales over the time period. Growth is still running at a good pace..!! Thanks for sending this out..

Richard K. 15 INVESTMENTS INVESTED 19 days ago
I am proud to be an investor (small) with Honey Fund and with Kevin O'Leary i know it will have tremendous success.

> **Sara Margulis** - Honeyfund 18 days ago
> Hi Richard, thanks for your partnership and kind words. We're working hard to ensure success! Cheers, Sara

Ronald D. SE OWNER 34 INVESTMENTS INVESTED 25 days ago
Wonderful visitor growth there over that time period..!! My optimism continues to build here..!!Thank you for the update, Sara..!!

> **Sara Margulis** - Honeyfund 18 days ago
> We're feeling the optimism building, too! Thank you, Ronald, for your support as always.

Michael A M. 1 INVESTMENT a month ago
What is the difference between Go fund me, or Crowdfunding, new married couples? Or who will be the Benificials of Honeyfund, such as PayPal or go fund me what is the difference,an online registry for long term funds, the benefit,

> **Sara Margulis** - Honeyfund 18 days ago
> Hi Michael,
> The difference between Honeyfund and other fund-me type crowdfunding sites is our focus on couples starting with their marriage. The wedding gift is a special and personal transaction between the couple and their closest friends and family, and we handle that relationship with care leveraging our 15 years of experience. We are excited to apply our extensive proprietary knowledge to facilitate similar gifting for other life events.

Raquel Lauren M. 1 INVESTMENT INVESTED a month ago
Hi Sara,

Could you please provide info on the disbursement process? I could not find the email that was sent.

Thank you!

> **Sara Margulis** - Honeyfund a month ago
> Hi Raquel,
> When the company takes a disbursement an e-mail is sent by Start Engine notifying you that your investment will close and be recorded. For a copy of this e-mail please reach out to contact@startengine.com.
> Cheers,
> Sara

Caroline P. 1 INVESTMENT INVESTED 2 months ago
Hi Sara and all,
Reviewed my bank statement and saw that my investment was listed as a recurring charge. Can you advise why that is?
Thanks, Caroline

> **Sara Margulis** - Honeyfund 2 months ago
> Hi Caroline,
> I'm not familiar with a feature like that on Start Engine, but I can connect you directly with their support team to investigate. Please e-mail contact@startengine.com.
> Cheers,
> Sara

Ryan R. 1 INVESTMENT INVESTED 2 months ago
Not a fan of the the Chinaware comment, wondering how that has anything to do with your company. Hopefully what you said isn't reflective on how you run your company, cuz it was random & not the right place. also would love to get a finance prospectus in say the mail. I invested cuz I know Kevin doesn't mess with his money. Also an idea I got is that you guys should take our money & pump the advertising. need some exposure if you expect your new investors to make a profit. Thx and goodluck

Sara Margulis - Honeyfund 2 months ago
Hi Ryan,
Thanks for the investment and your thoughts. One of the main use of proceeds for this raise is advertising, so you're spot on!
Cheers,
Sara

SHOW MORE COMMENTS

start engine
©2021 All Rights Reserved

About
Our Team
Equity Crowdfunding 101
Blog
StartEngine Careers
Portfolio Job Board

Companies
Get Funding
How It Works
Why StartEngine
Founder FAQ
Refer Founders
Partnerships

Investors
Start Investing
Investing 101
Investor FAQ
Earn 10% Bonus
Form CRS

Legal/Contact
Terms of Use
Privacy Policy
Disclaimer
Annual Reports
Help Center
Contact Us

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video 1

“Hi, Kevin O'Lear Here,

Life is expensive and unpredictable.

So when Honeyfund came into the Shark Tank pitching their unique platform that turns wedding gifts into cash, I jumped at the opportunity to invest.

Everyone attends weddings, and everyone brings a gift. As an investor, I love this model because I earn money on each and every one of those gestures of love and support.

But, what about life after the wedding? People still need financial support from friends and family for all of life’s milestones and mishaps -- like buying a home, having a baby, or even an unexpected illness. And with a global pandemic, they need it now more than ever.

That’s why Honeyfund is building a permanent life-long funding platform that doesn’t require separate accounts and campaigns, unlike other “fund-me” type crowdfunding competitors. Each personalized honeyfund account can be tailored and transformed to handle any life event -- and the site automatically notifies the couple's network of friends and family when an update is posted. Supporters don’t have to go do different websites or pages to send gifts, so they’ll never miss an important event.

There’s been a huge consumer shift away from gifts of “stuff” to cash and experiences -- Honeyfund led that shift in the $19 b wedding gift industry, with more than $640 m in gifts to date. Now they’re pioneering the same trend in the larger $130b all occasion gift market. That’s a 7x growth opportunity. And they have a database of 7 million people to serve. That's why I am an investor,

Read their story below to learn more about this unique investment opportunity.

Take Care My Friends.”

Video 2

VO: Here’s how it all works.

VO: Step one, create.

VO: Using our design tools, you can create a custom Honeyfund page as you unique as your love. Whether you create a wishlist of experiences or choose a simple donation box, you’ll get cash in your bank account, for a small processing fee, of 2.4%.

VO: You can also register for zero fee gift cards from nearly 200 popular travel, dining, and shopping brands.

VO: Step two. Share.

VO: Once you've created your personal Honeyfund page, share the page with friends, family, wedding guests. Honeyfund can be your main wedding page or linked to a wedding website of your choice. And if you're ver stuck, our five-star customer service team can show you how.

VO: Step three. Receive.

VO: With your unique link, your guests will be able to donate easily. Eliminating the hassle of finding a gift and allowing you take that trip, make that down payment, or do whatever else you've chosen to receive.

VO: Unlike other cash registry sites, there's never a fee to guests on Honeyfund. The best part, Honeyfund is free to try.

VO: So, what are you waiting for? You have nothing to lose and everything to gain.

VO: Stop dreaming and start your forever journey by setting up your free cash powered registry today.

GRAPHIC: Honeyfund logo. Set up your FREE registry today

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.